UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28843 / August 11, 2009

_____

In the Matter of   :
                                                                                          :
REAVES UTILITY INCOME FUND   :
W.H. REAVES & CO., INC.   :
                                                                                          :
10 Exchange Place   :
18th Floor   :
Jersey City, NJ 07302   :
                                                                                          :
(812-13200)   :
                                                                                          :
_____

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Reaves Utility Income Fund ("UTG") and W.H. Reaves & Co., Inc. filed an application on June
14, 2005, and amendments to the application on February 14, 2007, October 15, 2008, April 20,
2009, and July 10, 2009, requesting an order under section 6(c) of the Investment Company Act
of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.
The order permits UTG to make periodic distributions of long-term capital gains, with respect to
its outstanding common shares as frequently as twelve times each year, and as frequently as
distributions are specified by or in accordance with the terms of any preferred shares that UTG
may issue.

On July 14, 2009, a notice of the filing of the application was issued (Investment Company Act
Release No. 28818). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by UTG and W.H. Reaves & Co., Inc. is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary